HOLMES MADE FOODS, LLC

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2018 & 2017

Weiskind, Walter & Associates
CPAs & Business Advisors

6690 Beta Drive, Suite 116
Mayfield Village, OH 44143
(440) 449-8755

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To The Members of
Holmes Made Foods, LLC
Shaker Hts., Ohio 44118

Management is responsible for the accompanying financial statements of Holmes Made Foods, LLC (a Limited Liability Company), which comprise the statement' of assets, liabilities and members' equity as of December 31, 2018 and 2017 and the related statements of revenues and expenses, members' equity, and cash flows for the years then ended, in accordance with generally accepted accounting principles. We have performed compilation engagements in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Management has elected to omit substantially all the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, the financial statements are not designed for those who are not informed about such matters.

Weiskind, Walter & Associates
Mayfield Village, Ohio 44143

Weiskind Walter & Assoc.

September 3, 2018

HOLMES MADE FOODS, LLC
COMPARATIVE STATEMENTS OF ASSETS, LIABILITIES, AND MEMBERS' EQUITY
DECEMBER 31, 2018 AND 2017

	DECEMBER 31	
	2018	**2017**
ASSETS		
Current Assets:		
Cash	$ 31,799	$ 2,252
Accounts Receivable	230	
Total Current Assets	32,029	2,252
Tangible Fixed Assets:		
Machinery & Equipment	50,912	43,434
Less: Accumulated Depreciation	(2,662)	(2,467)
Total Net Fixed Assets	48,250	40,967
Loan Receivable - Member	20,927	6,237
TOTAL ASSETS	$ 101,206	$ 49,456
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ -	$ 254
Total Current Liabilities	-	254
Long-Term Liabilities:		
Loan Payable - EDCI	12,795	6,459
Loan Payable - Equipment	28,208	33,100
Total Long-Term Liabilities	41,003	39,559
Total Liabilities	41,003	39,813
Members' Equity:	60,203	9,643
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 101,206	$ 49,456

HOLMES MADE FOODS, LLC
COMPARATIVE STATEMENTS OF REVENUES AND EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	DECEMBER 31	
	2018	**2017**
Revenues	$ 99,602	$ 32,804
Cost of Sales	66,886	42,641
Gross Profit/(Loss)	32,716	(9,837)
Operating Expenses		
Advertising	$ 9,434	$ 5,656
Auto	435	-
Bank Charge	6	340
Depreciation	194	2,467
Dues & Subscriptions	1,082	574
Freight	1,064	-
Insurance	2,072	-
Office Supplies & Postage	2,399	1,609
Payroll & Commissions	52,559	4,161
Printing	1,530	450
Professional Fees	4,630	5,547
Rent	5,700	2,862
Repairs & Maintenance	1,093	294
Software	286	-
Taxes & License	462	99
Travel	2,934	6,176
Utilities	1,096	1,529
Total Operating Expenses	86,976	31,764
Operating Loss	(54,260)	(41,601)
Interest Expenses	180	981
Net Loss	$ (54,440)	$ (42,582)

HOLMES MADE FOODS, LLC
COMPARATIVE STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	DECEMBER 31	
	2018	2017
Members' Equity Beinning of the Year	$ 9,643	$ (2,775)
Deduct: Net Loss for the Year	(54,440)	(42,582)
Add: Investments from Member	105,000	55,000
Members' Equity End of Year	$ 60,203	$ 9,643

HOLMES MADE FOODS, LLC
COMPARATIVE STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 & 2017

	DECEMBER 31	
	2018	**2017**
CASH FLOWS FROM:		
OPERATING ACTIVITIES:		
Net Income for Period:	$ (54,440)	$ (42,582)
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:		
Add:		
Depreciation and Amortization	195	$ 2,467
Deduct:		
Decrease in Accounts Payable	(254)	(29)
Increase in Accounts Receivable	(230)	-
Total Adjustments	(289)	2,438
Net Cash Used by Operating Activities	(54,729)	(40,144)
INVESTING ACTIVITIES:		
Purchase of Fixed Assets	(7,478)	(5,400)
Net Cash Used by Investing Activities	(7,478)	(5,400)
FINANCING ACTIVITIES:		
Net Principal Proceeds (Payments) on Loans Payable	1,444	(1,379)
Net Funds Loaned to Member	(14,690)	(6,237)
Member Contributions	105,000	55,000
Net Cash Used by Financing Activities	91,754	47,384
Net Increase in Cash	29,547	1,840
Cash at Beginning of Year	2,252	412
Cash at End of Year	$ 31,799	$ 2,252
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Interest Paid	$ 180	$ 981

HOLMES MADE FOODS, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2018 & 2017

NOTE A– ORGANIZATION AND NATURE OF ACTIVITIES

Holmes Made Foods, LLC ("the Company") is a limited liability corporation formed under the laws of the State of Ohio. The Company derives revenue from the manufacturing and sales of consumer packaged food products.

The Company will conduct an equity crowdfund offering during the third quarter of 2019 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue
The Company earns revenue primarily sales of applesauce under the Holmes Mouthwatering label. Additionally, the Company derives a small amount of income from the sale of t-shirts, hats and other advertising items. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Inventory
Inventory consist of materials and supplies surrounding the production of applesauce. Inventory is tracked from at a first in first out basis. Depreciation and amortization of inventory is on a straight line over the estimated useful lives.

HOLMES MADE FOODS, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
DECEMBER 31, 2018 & 2017

Fixed Assets
The Company capitalizes assets with a useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. The Company's fixed assets consist primarily of production and filling equipment for applesauce products.

Accounts Receivables
Accounts receivables consists of amounts billed to customer for completed work for which payment has not yet been received.

Property and Equipment
The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Goodwill
The Company capitalized goodwill as the result of its partnership with Heinen's in 2015. Under GAAP, goodwill is tested periodically for impairment, but not otherwise adjusted. As of December 31, 2018, the Company has not recognized any impairment loss on goodwill.

Cost of Sales
Cost of Sales includes costs of inventory items and other supplies sold to the Company's customers.

Advertising Costs
The Company expenses advertising costs as they are incurred. Advertising, promotion and marketing expense for the years ended December 31, 2018 and 2017 was $9,434 and $5,656, respectively.

NOTE C– Rent

The Company rents a production facility (Savory Foods Systems) in Cleveland, Ohio (or portions thereof) and equipment used by the Company in the ordinary course of business. The company has two leasing options: Pay for units produced in 30 days or pay a fixed amount for unlimited usage. The Company paid per unit for items produced in 2018.

NOTE D– INCOME TAXES

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Net operating losses expire if unused after twenty tax years.

NOTE E– DEBT

The following table presents our long-term debt obligations as of December 31, 2018:

Date	Lender	Amount	Maturity	Balance	Description
December 2014	ECDI	$10,000	02/01/2020	$3,000	A small loan used for marketing when the product first entered supermarkets.

NOTE G– CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H– SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 3, 2017, the date that the financial statements were available to be issued.